Exhibit 99.2

1441 Creekside Drive, 6th Floor Vancouver, B.C. V6J 4S7	Tel: 604-677-6905 Fax: 604-677-6915

NASDAQ: CORV TSX: CORV

Correvio Reports FOURTH Quarter and FULL YEAR 2018 FINANCIAL Results

Company on Track to Resubmit Brinavess NDA in Q2 2019

Mark H.N. Corrigan, MD to Commence CEO Duties on March 14, 2019

Management to Host Conference Call and Webcast Today,

March 13, 2019 at 8:00 a.m. Eastern (5:00 a.m. Pacific)

Vancouver, Canada, March 13, 2019 -- Correvio Pharma Corp. (NASDAQ: CORV / TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today reported financial results for its fourth quarter and year ended December 31, 2018 and commented on recent accomplishments and plans.

“By all accounts, 2018 was a pivotal year for Correvio, marked most importantly by the advancement of our discussions with the U.S. Food and Drug Administration (FDA) and their decision to permit our resubmission of the New Drug Application (NDA) seeking approval for Brinavess™ as a new treatment for the rapid conversion of recent onset atrial fibrillation (AF) in adult patients,” said William Hunter, MD, CEO of Correvio. “We remain on track to resubmit the NDA during the second quarter of 2019. On the commercial front, we continue to generate strong sales momentum and achieved record revenues of $28.7 million, a 20% increase over the prior year.”

“Looking ahead, I will be handing over operations at the end of today to my successor Dr. Mark Corrigan, the person most qualified to take the important next steps of getting Brinavess approved and launched in the U.S. It has been a privilege to lead Correvio to this point and I am confident Mark will continue to build upon the momentum we have created,” concluded Dr. Hunter.

“I am delighted with the recent progress at Correvio over the past year and I am excited to join the Company at such an important time. I look forward to building on our healthy foundation in 2019 and beyond,” commented Dr. Mark Corrigan.

Fourth Quarter 2018 and Recent Highlights

Brinavess

•	An abstract highlighting real world use data for Brinavess has been selected for a poster presentation at the upcoming American College of Cardiology 68th Annual Scientific Session and Expo in New Orleans, LA. The poster (#269), titled “Intravenous Vernakalant For the Treatment of New-Onset Atrial Fibrillation in the Emergency Department” will be presented on Monday, March 18 from 9:30 a.m. – 12:30 p.m. ET.

•	Correvio announced that, based on productive pre-NDA discussions with the U.S. FDA, it intends to resubmit the Brinavess NDA during the second quarter of 2019. The FDA agreed that no additional studies would be required for the resubmission of the Brinavess NDA.

•	Correvio announced the presentation of clinical data highlighting the low rate of hospitalization in patients treated with Brinavess (vernakalant hydrochloride, IV), its antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), at the Belgian Society of Cardiology (BSC) 2019 Annual Congress, being held Feb 7-8, 2019 in Brussels, Belgium. The presentation included data from a clinical survey assessing patients with acute AF treated with Brinavess in Belgian hospitals. The data demonstrated that treatment with Brinavess successfully avoided hospitalization for 85.4% of all treated patients. Treatment with Brinavess also significantly decreased the use of electric cardioversion, with 84.1% of patients avoiding electric cardioversion.

•	Correvio received independent regulatory and legal opinions that Brinavess may qualify for up to a 5-year patent extension from the U.S. Patent and Trademark Office (USPTO), significantly lengthening its exclusive commercial rights into 2031.

Corporate and Financial

•	Correvio announced Mark H.N. Corrigan, MD, a current member of the Company’s Board of Directors, has been named Correvio’s next Chief Executive Officer, effective March 14, 2019. William Hunter, MD, after a successful 6-year tenure as President and Chief Executive Officer, will transition out of his current role by the end of the first quarter of 2019. Dr. Hunter will remain a member of the Company’s Board of Directors. In addition to the CEO succession plan, Justin Renz, Chief Financial Officer of Correvio, assumed the responsibilities of President and Vanda De Cian, MD, joined the Board of Directors. Dr. De Cian will serve as a member of the Nominating, Governance and Compensation Committees.

•	Correvio amended its existing agreement with CRG Servicing LLC ("CRG") managed funds dated May 11, 2017 (the “Amending Agreement”), which provides for an increase in capital available to the Company. Under the terms of the amended agreement, Correvio is now eligible to receive up to an additional $10 million on similar terms as the existing agreement. The additional funding may be drawn at Correvio’s discretion between April 1 and September 30, 2019, subject to certain conditions.

Fourth Quarter 2018 Financial Results

Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Correvio recorded a net loss of $6.4 million (basic loss of $0.18 per common share) for the fourth quarter of 2018, compared to a net loss of $8.3 million (basic loss of $0.24 per common share) for the fourth quarter of 2017.

Revenue for the three months ended December 31, 2018 was $8.9 million, compared to $7.0 million for the three months ended December 31, 2017. The 27% increase in revenue was primarily due to increased antibiotic product sales and the recognition of deferred licensing revenue upon the termination of a distributor agreement in December 2018. Direct market sales for the three months ended December 31, 2018, increased by approximately 29% year-over-year from $3.1 million to $4.0 million. Distributor sales for the three months ended December31, 2018, increased by approximately 26% year-over-year from $4.0 million to $5.0 million.

Cost of goods sold for the three months ended December 31, 2018 and 2017 was $1.9 million.

SG&A expense for the three months ended December 31, 2018 was $9.9 million, compared to $10.4 million for the three months ended December 31, 2017. The decrease in SG&A was primarily due to lower contract labor costs as the Company built up its sales and marketing employees internally, lower regulatory expenses, and lower stock-based compensation expense.

Interest expense for the three months ended December 31, 2018 was $1.6 million, compared to $1.9 million for the three months ended December 31, 2017.

Full Year 2018 Financial Results

Correvio recorded a net loss of $16.6 million (basic loss per share of $0.47) for the year ended December 31, 2018, compared to a net loss of $29.8 million (basic loss per share of $0.90) for the year ended December 31, 2017. The decrease in net loss was due primarily to the gain Correvio recognized on the disposition of its Canadian business portfolio to Cipher Pharmaceuticals pursuant to the Arrangement Agreement in May 2018.

Revenue for the year ended December 31, 2018 was $28.7 million compared to revenue of $24.0 million for the year ended December 31, 2017. The 20% increase in revenue was due to the commercial rollout of XydalbaTM and sales of Zevtera®/Mabelio®, which Correvio acquired in September 2017. For the year ended December 31, 2018, direct market sales increased by approximately 49% year-over-year from $9.7 million in 2017 to $14.4 million in 2018.

Gross margin for the year ended December 31, 2018 was 71.1%, compared to 71.8% for the year ended December 31, 2017. The fluctuation in gross margin was due to changes in product mix as Correvio had a higher percentage of revenues from its antibiotic products during the year ended December 31, 2018.

SG&A expense was $42.6 million for the year ended December 31, 2018, compared to $36.7 million for the year ended December 31, 2017. The increase in SG&A expense was due to business development and transaction costs in connection with the Arrangement Agreement in May 2018, as well as expansion of Correvio’s direct sales force in Europe related to the launch of its antibiotic products, XydalbaTM and Zevtera®/Mabelio®.

Interest expense was $6.0 million for the year ended December 31, 2018, compared to $5.7 million for the year ended December 31, 2017. The slight increase was due to interest being accrued on a higher long-term debt principal amount.

Liquidity and Outstanding Share Capital

At December 31, 2018, the Company had cash, cash equivalents, and restricted cash of $17.6 million. As of March 12, 2019, there were 39,203,943 common shares issued and outstanding, and 3,519,874 common shares issuable upon the exercise of outstanding stock options (of which 2,454,611 were exercisable) at a weighted average exercise price of CAD $5.02 per share, and 58,721 restricted share units outstanding.

Conference Call

Correvio will hold a teleconference and webcast on March 13, 2019 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 06212188. The webcast can be accessed through the following link:

https://event.on24.com/wcc/r/1923899/165CB64B2EC3E58B314A11B14BD6381B

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through March 27, 2019.  Please dial 416-764-8677 or 888-390-0541 and enter code 212188 # to access the replay.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio’s pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or “forward-looking information” under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", “look forward to” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These forward-looking statements may include, but are not limited to: any possible regulatory path forward with respect to Brinavess, including, specifically, resubmission of an NDA for Brinavess and the timing of such resubmission and any related review by or correspondence with the FDA; any decision by the FDA concerning such resubmission; the ability of Correvio to launch Brinavess in the US; any future rise in the prevalence of AF in the United States and the potential benefits of a rhythm-control strategy to prevent progression of AF; as well as any possible extension of patent term that might be available covering the use of Brinavess.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to the Base Shelf Prospectus filed on July 5, 2018 and the Prospectus Supplement filed on July 10, 2018. All of the risks and uncertainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.

Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.

Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.

Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.

Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH,

and used under license.

Trevyent® is a trademark of SteadyMed Ltd. and used under license.

All other trademarks are the property of their respective owners.

Contact:

Justin Renz

President & CFO

Correvio Pharma Corp.

604.677.6905 ext. 128

800.330.9928

jrenz@correvio.com

Argot Partners

Michelle Carroll/Claudia Styslinger

212.600.1902

michelle@argotpartners.com/claudia@argotpartners.com

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	December 31, 2018	December 31, 2017

Assets
Current assets:
Cash and cash equivalents	$15,596	$22,081
Restricted cash	1,974	2,100
Accounts receivable, net of allowance for doubtful accounts of $102 (2017 - $125)	7,723	6,383
Inventories	4,158	4,611
Prepaid expenses and other assets	841	961
	30,292	36,136

Property and equipment	512	416
Intangible assets	26,469	27,806
Long-term inventories	1,663	1,816
Goodwill	318	318
Deferred income tax assets	383	320
	$59,637	$66,812

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,403	$7,701
Current portion of deferred revenue	-	207
	9,403	7,908

Long-term debt, net of unamortized debt issuance costs	41,517	40,000
Deferred revenue	1,252	2,502
Other long-term liabilities	555	212
	52,727	50,622

Stockholders’ equity:
Common stock	359,295	353,483
Authorized - unlimited number without par value
Issued and outstanding – 36,233,162 (2017 – 34,637,312)
Additional paid-in capital	40,456	38,443
Deficit	(409,744)	(392,865)
Accumulated other comprehensive income	16,903	17,129
	6,910	16,190
	$59,637	$66,812

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2018 and 2017

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2018	December 31, 2017
Revenue:
Product and royalty revenues	$27,051	$23,811
Licensing and other fees	1,623	197
	28,674	24,008
Cost of goods sold	8,294	6,776
Gross margin	20,380	17,232
Expenses:
Selling, general and administration	42,578	36,694
Amortization (notes 8 and 9)	4,143	3,517
	46,721	40,211
Operating loss	(26,341)	(22,979)

Other income (expense):
Gain on disposal of Canadian Operations	18,489	-
Other expense on modification of long-term debt	-	(1,451)
Interest expense	(5,977)	(5,695)
Other expense	(578)	(511)
Foreign exchange (loss) gain	(2,134)	1,188
	9,800	(6,469)
Loss before income taxes	(16,541)	(29,448)
Income tax expense	(38)	(363)
Net loss	$(16,579)	$(29,811)

Other comprehensive loss:
Foreign currency translation adjustments	(226)	791
Comprehensive loss	$(16,805)	$(29,020)
Loss per common share
Basic and diluted	$(0.47)	$(0.90)
Weighted average common shares outstanding
Basic	35,148,303	33,192,480
Diluted	35,148,303	33,227,924

CORREVIO PHARMA CORP.

(formerly Cardiome Pharma Corp.)

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(Expressed in thousands of U.S. dollars)

	December 31, 2018	December 31, 2017
Operating activities:
Net loss	$(16,579)	$(29,811)
Items not affecting cash:
Amortization	4,143	3,517
Accretion of long-term debt	794	1,549
Interest paid in-kind on long-term debt	1,679	778
Stock-based compensation expense, net	1,678	2,065
Write-down of inventory	340	295
G Gain on disposal of Canadian Operations	(18,489)	-
Unrealized foreign exchange loss (gain)	1,863	(1,738)
Changes in operating assets and liabilities:
Accounts receivable	(2,036)	448
Inventories	400	(1,533)
Prepaid expenses and other assets	43	510
Deferred revenue	(1,604)	(197)
Accounts payable and accrued liabilities	1,930	(675)
Other long-term liabilities	59	(31)
Net cash used in operating activities	(25,779)	(24,823)

Investing activities:
Proceeds of disposal of Canadian Operations	19,095	-
Purchase of property and equipment	(284)	(5)
Purchase of intangible assets	(4,705)	(5,229)
Net cash provided by (used in) investing activities	14,106	(5,234)

Financing activities:
Issuance of common stock	5,392	8,487
Share issue costs	(231)	(1,072)
Issuance of common stock upon exercise of stock options	258	384
Income tax withholdings on vesting of restricted share units	(23)	(65)
Proceeds from issuance of long-term debt	-	20,000
Financing fees on issuance of long-term debt	(21)	(518)
Payment of deferred consideration	-	(2,815)
Net cash provided by financing activities	5,375	24,401

Decrease in cash, cash equivalents, and restricted cash during the year	(6,298)	(5,656)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(313)	532
Cash, cash equivalents, and restricted cash, beginning of year	24,181	29,305
Cash, cash equivalents, and restricted cash, end of year	$17,570	$24,181

Supplemental cash flow information:
Interest paid	$3,778	$3,477
Interest received	149	95
Cash (paid) received for income taxes	(146)	334